Mail Stop 3561

December 11, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re:** **FTS Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 7, 2006**
> **File No. 0-24829**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed December 7, 2006

1. Please provide us with a summary that supports your basis for stating the remeasurement of warrants classified as liabilities to fair value will not have any impact on earnings in any of the amended financial statements. Please include a detailed discussion of the facts and circumstances as well as the applicable authoritative accounting guidance that supports your conclusion.

2. Please amend to delete the phrase "the SEC has taken the position that we still need to reclassify the treatment of the warrants" from the press release in your Item 4.02 Form 8-K. The decision to include the restatements in the 2005 Form 10-KSB and Form 10-QSB for the three month periods ended March 31, 2006, June 30, 2006 and September 30, 2006, is management's decision.

3. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions, as applicable.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to Brian McAllister, Staff Accountant, at (202) 551-3341. In his absence, direct your questions to Michael Moran, Accounting Branch Chief, at (202) 551-3841.

Sincerely,

Brian McAllister